Exhibit 4.6

Termination Agreement between

Pacific Electric Wire & Cable Co. Ltd. and Chiao Tung Bank

[Translation]

Ref. No.:
Duplicate	Retention Period:

Letter from Chiao Tung Bank Trust Department

Address: 11/F, 100 Chi Lin Road, Chung Shan District, Taipei City
Handled by: Wang Hsing Yueh (02)2522-9182

To:	Pacific Electric Wire & Cable Co., Ltd.
Date:	6th June 2006
Doc. No.:	Chiao Hsin Fa Tzu No. 9521000439
Urgency:	Most urgent
Confidential level and conditions for disclosure or confidential period:
Attachment:	Nil
Re:

Concerning the appointment of our bank as trustee to hold on trust your company’s valuable securities of Asia Pacific Wire & Cable Corporation Limited (“APWC”), the creditor banks have conditionally agreed to release the trust relationship. Please proceed to terminate the Trust Deed and handle matters relevant to the return and transfer registration of the trust property.

Explanation:

Pursuant to the conclusions reached at the meeting of the creditor banks’ representatives held on 5th May 2006, the termination shall be done in accordance with the Trust Deed entered into between your company and our bank on 12th September 2005.

Original to:	Moon View Venture Limited, B.V.I.
Duplicate to:	Ernest & Young Attorneys Firm, Pacific Electric Wire & Cable Co., Ltd. and the Sales Department of our bank
c.c:	Chiao Tung Bank Trust Department
Chiao Tung Bank Trust Department

MINUTES OF MEETING OF JOINT REPRESENTATIVE BANKS FOR THE

CREDITOR BANKS (CONTINUED CONSULTATION OF MATTERS RELATING TO

THE CREDITOR RIGHTS AND OVERSEAS ASSETS OF PACIFIC ELECTRIC WIRE

&CABLE CO. LTD)

1. Date and Time	:	5th May, 2006 (Friday) (from 2:00 p.m. to 5:00 p.m.)
2. Venue	:	Conference Rm, Chiao Tung Bank Head Office, 8/F, No. 91, HengYang Road, Taipei
3. Present	:	Attendance list of the Creditor banks
4. Also present	:	Pacific Electric Wire & Cable Co. Ltd., KPMG, Chen & Partners Attorneys At Law, Chiao Tung Bank Trust Department
5. Report by the Chairman	:	Nil
6. Report by Pacific Electric Wire & Cable Co. Ltd. (hereinafter called “PEWC”)	:	Nil
7. Update by the Supervising Accountant on overseas matters	:	Refer to the attachment “Supervising Report” for the period of March, 2006
8.	Resolutions:
1.

In order to provide sufficient time for PEWC to resolve the case with AMC, a Japanese corporation, in relation to the dispute of the buy back of shares representing 52.84% shareholding of Asia Pacific Wire & Cable Corporation Limited (“APWC”), and to protect Creditor Banks’ right, in line with the consensus reached by us on July 20, 2005, after PEWC fulfills the following requirements, then Creditor Banks agree in principle to release and waive the trust deed of APWC shares, rights under certain pledge, nomination and election of independent directors and the Collateral Enhancement Plan:

1.

PEWC shall provide an undertaking per a resolution of its board of directors to repay USD$6,000,000 to Creditor Banks☐ in addition to the monthly payment stated in the phase IV of work-out agreement under the ROC Banking Association Self-Regulatory Debt Negotiation & Disciplinary Mechanism and monthly provision for Loan Repayment Fund, etc. (not including the proposed disposal of asset mentioned in the phase IV of work-out agreement)☐, as substitute for the trust deed of APWC shares and the Collateral Enhancement Plan. If PEWC fails to fulfill such requirements, PEWC shall surrender the beneficiary right of APWC shares to Creditor Banks which shall have the right to dispose of such shares.

2

To accommodate PEWC to make arrangement of such repayments, USD$2,000,000 out of USD$6,000,000 has to be repaid on/before September 30, 2006 and the balance of USD$4,000,000 shall be repaid on/before December 31, 2006 respectively. After the payment of USD$2,000,000 is made, Creditor Banks agree the Chiao Tung Bank Trust Department to be released as Trustee of APWC shares (PEWC repaid Creditor Banks in New Taiwan Dollars equivalent to USD$2,000,000 on May 11, 2006, the distribution list was attached hereto).

2.

In order to increase the operating fund of PEWC, Creditor Banks in principle approve the loan to be provided by Chinfon Bank in the amount equivalent to the amount earlier raised by PEWC itself, and Creditor Banks also agree that Chinfon Bank is entitled to share with Jih Sun International Bank and Cathay United Bank the right to and interest in the collateral under certain syndicated loans. However, the monthly calculation basis of repayment fund provided by PEWC from October 2005 shall not include the syndication loan in the amount of USD$30,000,000.

3

Regarding the plan which PEWC intends to purchase the shares held by its affiliate companies to solve the insufficiency of funds of the said companies, Creditor Banks in principle agree that PEWC, in view of its liabilities resulting from its provision of endorsement and/or guarantee to (including the provision of the collaterals) its subsidiaries and its affiliate companies, is permitted to repay part of interests for these companies during the work-out period, so long as such repayment would not affect its own operation and financial situation. For those subsidiaries and affiliate companies which PEWC does not provide endorsement and/or guarantee, PEWC should follow the resolutions adopted under the work-out scheme.

9.	Other business:

KPMG has verbally resigned from its position as the supervising accountant for PEWC and its subsidiaries from May 31, 2006. We will discuss this matter in the upcoming meeting.

10.	End of Meeting